[ING FUNDS LOGO]

March 9, 2007

Mr. Brion Thompson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	ING Equity Trust (“Registrant”)
File No. 333-140325

Dear Mr. Thompson:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz
Christopher D. Christian
Dechert LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

CHRISTOPHER D. CHRISTIAN

christopher.christian@dechert.com
+1 202 261 3321 Direct
+1 202 261 3333 Fax

March 12, 2007

Brion Thompson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            ING Equity Trust – ING Value Choice Fund
(File No. 333-140325)

Dear Mr. Thompson:

This letter responds to comments that you provided to me via telephone conversations on February 27, 2007 and March 1, 2007, in connection with your review of the Registration Statement filed on Form N-14 on behalf of ING Value Choice Fund (the “Acquiring Fund”), a series of ING Equity Trust (the “Registrant”), on January 30, 2007. The comments, and the Registrant’s responses, are as follows:

I.                                         GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1.                                      Comment. Page 1. Under the section “Introduction,” please inform us whether the Acquiring Fund intends to incorporate by reference its current prospectus dated September 30, 2006 (“Prospectus”). If so, please note that General Instruction G to Form N-14 requires the Prospectus to accompany the Proxy Statement/Prospectus and be sent to investors. If the Registrant does not intend to incorporate by reference, please confirm that the information required by Item 5 of Form N-14 is included in the Proxy Statement/Prospectus, including the disclosure required by Items 2, 3, 4(a) and (b) and 5 through 9 of Form N-1A.

Response. The Registrant does not intend to incorporate by reference the Acquiring Fund’s prospectus. We confirm that the Proxy Statement/Prospectus complies with Item 5 of Form N-14.

2.                                      Comment. Page 16. Please provide, if possible, a table showing the Acquiring Fund’s average annual total return pursuant to Item 5 of Form N-14 and Item 2 of Form N-1A.

U.S.  Austin  Boston  Charlotte  Harrisburg  Hartford  New York  Newport Beach  Palo Alto  Philadelphia  Princeton  San Francisco  Washington DC    EUROPE  Brussels  London  Luxembourg  Munich  Paris

Response.  In response to your comment, the Registrant will include the bar chart and performance information required by Item 5 of Form N-14 and Item 2 of Form N1-A on an unaudited basis in the definitive filing.

3.                                      Comment. Page 16. If Registrant intends to include composite performance for the Acquiring Fund’s sub-adviser, Tradewinds Global Investors, LLC (“Sub-Adviser”), please move the composite presentation of the Sub-Adviser’s performance under the section “Sub-Advisers” on page 29.

Response. The disclosure in the Proxy/Statement Prospectus has been revised in response to your comment. The marked pages reflecting the change are attached as Exhibit A.

4.                                      Comment. Page 16. In the performance composite for the Sub-Adviser entitled “Performance of Similar Small/Mid Cap Value Accounts Managed by Tradewinds,” please revise the disclosure or substantiate why each account in the composite has “substantially” similar investment objectives, strategies and policies as that of the Acquiring Fund.

Response. The disclosure in the Proxy/Statement Prospectus has been revised in response to your comment. A marked page reflecting the change is attached as Exhibit B.

5.                                      Comment. Page 17. Please explain why in footnote 1 the performance results from November 1, 2006 though February 28, 2006 represent the performance of an affiliate of the Sub-Adviser given the guidance provided by the Staff in Nicolas-Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996) (“Nicolas-Applegate”).

Response. Effective March 1, 2006, Nuveen Investments Inc., parent company of NWQ Investment Management Company, LLC, organized an indirect, wholly-owned subsidiary, Tradewinds Global Investors, LLC (“Tradewinds”).  As a result, sub-advisory responsibilities for the Acquiring Fund were transferred to Tradewinds.  We note, however, that the portfolio management team did not change for the Acquiring Fund as a result of this restructuring.  As such, we believe that the use of performance information in the composite complies with the guidance provided by the Staff in Nicolas-Applegate.  Pursuant to Nicolas-Applegate, a mutual fund may include non-required information in additional what Form N-1A requires, if “such information is not incomplete, inaccurate, or misleading” and does not, “by virtue of its nature, quantity, or manner of presentation, obscure or impede the understanding of the information that is required to be included.”  Since the Acquiring Fund is a relatively new fund, the Registrant has included performance information in the composite to demonstrate the historical performance of the current portfolio management team, which management believes is a significant consideration in assisting shareholders in making an informed decision about the Reorganization.

6.                                      Comment. Page 28. Under the section “Board Considerations,” please provide a greater discussion of the factors that the Board of Trustees of ING MidCap Value Fund and ING SmallCap Value Fund (each an “Acquired Fund”) considered when recommending the reorganization of each Acquired Fund with and into the Acquiring Fund (the “Reorganization”).

Response. The disclosure in the Proxy/Statement Prospectus has been revised in response to your comment. Marked pages reflecting the changes is attached as Exhibit C.

2

II.                                     MISCELLANEOUS

7.                                      Comment. Please provide the Staff with a “Tandy Letter” with respect to the Form N-14.

Response. The requested representation letter is attached.

III.                                 ACCOUNTING COMMENTS

A.            PROSPECTUS

8.                                      Comment. Page 4. Under the section “Summary,” please include in the summary fee table a cross-reference to the “Annual Fund Operating Expenses” table on page 22 that complies with Item 3 of Form N-14 and Item 3 of Form N-1A.

Response. The disclosure in the Proxy/Statement Prospectus has been revised in response to your comment. Marked pages reflecting the change are attached as Exhibit D.

9.                                      Comment. Page 26. Please clarify the disclosure under the section “Sale of Securities Prior to Closing” to denote that both of the Acquired Funds will liquidate all or a significant portion of their assets if shareholders approve the Reorganization.

Response. The disclosure in the Proxy/Statement Prospectus has been revised in response to your comment. A marked page reflecting the change is attached as Exhibit E.

10.                               Comment. Please provide the Staff with an explanation of why the Acquired Funds will liquidate all or a significant portion of their portfolio securities since the Acquired Funds appear to be compatible with the Acquiring Fund.

Response. The Board of the Trustees was informed by ING Investments, LLC, the investment adviser to each Fund, that there was not substantial overlap in the portfolio holdings of the Acquired Funds and the Acquiring Fund despite each Fund having the same investment objective.  In addition, ING Investments, LLC informed the Board that the preferred approach to effectuate each Reorganization was to liquidate a significant portion of the portfolio securities of each Disappearing Fund. The Board of Trustees considered the potential tax consequences and other costs to shareholders of the realignment of each Acquired Fund with the Acquiring Fund.  The Board considered the costs of such liquidation and determined that such costs should be borne by shareholders of the respective Acquired Fund prior to the closing of the Reorganization. The Board considered these costs in relation to the potential benefits to shareholders of each Acquired Fund from the respective Reorganization.

11.                               Comment. Page 3. Under the “Summary” section, if the transactions costs and taxes resulting from the proposed reorganization will be significant, please disclose it more prominently and include this fact.

3

Response. The disclosure in the Proxy/Statement Prospectus has been revised in response to your comment. A marked page reflecting the changes is attached as Exhibit F.

12.                               Comment. Page 26. Please provide the Staff with an explanation of why the transaction is expected to be a “tax-free” reorganization pursuant to the Internal Revenue Code of 1986, as amended, in light of the liquidation of all or a significant portion of the Acquired Funds’ portfolio securities prior to the closing of the Reorganization.

Response. If shareholders approve either Reorganization, it is anticipated that the Acquired Fund will liquidate a significant portion of its portfolio securities prior to the closing to effectuate the Reorganization. Such a liquidation will entail transaction costs and may result in the realization of taxable gains or losses to the respective Acquired Fund shareholders. The respective Acquired Fund will not dispose of assets to an extent or in a manner, however, that would jeopordize the tax-free nature of the Reorganization under the Internal Revenue Code of 1986, as amended.

B.                                    PRO FORMA FINANCIAL STATEMENTS

13.                               Comment. In the “Statement of Operations” table, please clarify the format of the footnotes relating to the foreign tax disclosure and the name of the Acquiring Fund.

Response. The disclosure has been revised in response to your comment. A marked page reflecting the change is attached as Exhibit G.

14.                               Comment. Under the “Schedule of Investments,” please indicate which securities are expected to sold to align the portfolios of the Acquired Funds with the Acquiring Fund.

Response. The Registrant will denote on the “Schedule of Investments” the securities that will be sold prior to or shortly after the Reorganization. Marked pages reflecting the change are attached as Exhibit H.

*              *              *

If you have any additional questions, please do not hesitate to contact me at 202-261-3321.

Sincerely,

/s/ Christopher D. Christian
Christopher D. Christian

4

Attachments

cc:	Robin Nesbitt
ING Investments, LLC

Jeffrey S. Puretz
Dechert LLP

5

EXHIBIT A

ADDITIONAL INFORMATION ABOUT THE FUNDS

Form of Organization

Each Fund is a diversified series of ING Equity Trust, an open-end, management investment company organized as a Massachusetts business trust.  ING Equity Trust is governed by a Board of Trustees consisting of ten members.  For more information on the history of ING Equity Trust, see each Fund’s SAI.

Advisers

ING Investments, an Arizona limited liability company, serves as the investment adviser to each of the Funds. ING Investments has overall responsibility for the management of the Funds. ING Investments provides or oversees all investment advisory and portfolio management services for each Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Funds, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

ING Investments is registered with the SEC as an investment adviser. ING Investments is an indirect, wholly-owned subsidiary of ING Groep. ING Groep is one of the largest financial services organizations in the world with approximately 113,000 employees. Based in Amsterdam, ING Groep offers an array of banking, insurance and asset management services to both individual and institutional investors. ING Investments began investment management in April 1995 and serves as investment adviser to registered investment companies as well as structured finance vehicles.

As of June 30, 2006, ING Investments managed over $46 billion in assets.  The principal address of ING Investments is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.  ING Investments receives a monthly fee for its services based on the average daily net assets of each of the Funds.

Sub-Advisers

ING Investments has engaged a sub-adviser to provide the day-to-day management of each Fund.  ING Investments is responsible for monitoring the investment programs and performance of the sub-adviser.  Under the terms of the sub-advisory agreements, the agreement can be terminated by either ING Investments or a Fund’s Board.  In the event a sub-advisory agreement is terminated, the sub-adviser may be replaced subject to any regulatory requirements or ING Investments may assume day-to-day investment management of the Funds.

For information regarding the basis for the Board’s approval of portfolio management relationships, please refer to the annual shareholder report, dated May 31, 2006, for the Funds.  ING Investments has full investment discretion and ultimate authority to make all determinations with respect to the investment of the Funds’ assets and the purchase and sale of portfolio securities.

As noted in the section "Summary" above, Value Choice Fund is externally sub-advised by Tradewinds and David Iben, who will be responsible for the day-to-day management of the combined Fund after the Reorganizations and will manage the combined Fund under the same investment objective and strategies as Value Choice Fund; each Disappearing Fund is sub-advised by Brandes.  For more information on the sub-adviser for the Surviving Fund, please see the "Shareholder Guide" on page C-11.  The table below is designed to show you how a composite of similar mid-cap value investment accounts managed by Tradewinds performed over various periods in the past.

The Tradewinds Small/Mid Cap Value Composite is a composite of the performance of all actual fee-paying, fully discretionary small/mid cap value accounts having at least $2 million in net assets under management managed by Tradewinds for at least one month or 90% invested prior to the beginning of a calendar quarter beginning November 1, 2000. Each account in the composite has investment objectives, policies and strategies that are similar to those of Value Choice Fund. The accounts included in the composite may include separate accounts, registered mutual funds, private investments funds and other client accounts.

The table below shows the returns for the Tradewinds Small/Mid Cap Value Composite compared with the Russell Midcap® Value Index and the Russell Midcap® Index on an annual basis as of December 31 of prior years. This information is designed to demonstrate the historical track record of Tradewinds. It does not indicate how Value Choice Fund has performed or will perform in the future. Past performance is not a guarantee of future results.

28

Annual Total Returns(1)

(As of December 31 each year)

	Tradewinds Small/Mid Cap Value Composite % (with no sales charge)(2)	Russell MidCap® Value Index(3)(%)	Russell MidCap® Index(4)(%)
2005	20.12%	12.65%	12.65%
2004	29.52%	23.71%	20.22%
2003	47.99%	38.07%	40.06%
2002	6.56%	(9.65)%	(16.18)%
2001	14.63%	2.33%	(5.62)%
2000 (11/1/00)(5)	10.03%	7.40%	(2.07)%

(1)	Performance results from November 1, 2000 through February 28, 2006, represent the performance of the previous sub-adviser, NWQ Investment Management Company, LLC, Tradewinds’ affiliate.
(2)	Reflects the deduction of the maximum applicable Class A sales charge of 5.75%.
(3)

The Russell Midcap® Value Index is an unmanaged index that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values. It includes the reinvestment of dividends and distributions, but does not reflect fees, brokerage commissions or other expenses of investing.

(4)

The Russell Midcap® Index is an unmanaged index that measures the 800 smallest companies out of the 1,000 largest U.S. companies based on total market capitalizations of the Russell Index. It includes the reinvestment of dividends and distributions, but does not reflect fees, brokerage commissions or other expenses of investing.

(5)	Index returns are for the period beginning November 1, 2000.

Except to the extent performance in the first column of the Average Annual Total Returns table has been adjusted to reflect the application of the maximum Class A sales charge, the performance reflected in the composite has not been calculated in compliance with the AIMR-PPS® and GIPS®, which differ from the method used by the SEC.

The net annual total returns for the Tradewinds Small/Mid Cap Value Composite were calculated on an asset-weighted, total return basis, including reinvestment of all dividends, interest and income, realized and unrealized gains or losses, brokerage commissions and execution costs, advisory and custodial fees, and any applicable foreign withholding taxes, without provision for federal and state income taxes, if any. The first column of performance numbers under the Average Annual Total Returns table reflects the deduction of the maximum front-end sales charge of the Class A shares of Value Choice Fund (5.75%) from a hypothetical investment made in the first year of the one-year, three-year, five-year and ten-year periods, respectively. The Annual Total Returns table for the Tradewinds Small/Mid Cap Value Composite does not reflect the deduction of any sales loads, which would have reduced those performance numbers. The accounts in the Tradewinds Small/Mid Cap Value Composite do not pay the same expenses that mutual funds pay and are not subject to the diversification rules, tax restrictions and investment limits under the 1940 Act or Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).  Consequently, the performance results for the Tradewinds Small/Mid Cap Value Composite could have been adversely affected if the institutional private accounts included in the Tradewinds Small/Mid Cap Value Composite had been regulated as investment companies under the federal securities laws. The aggregate returns of the accounts in the Tradewinds Small/Mid Cap Value Composite may not reflect the returns of any particular account managed by Tradewinds.

Distributor

ING Funds Distributor, LLC (the “Distributor”), whose address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258-2034, is the principal distributor for the Funds and is a member of the NASD.

To obtain information about NASD member firms and their associated persons, you may contact the NASD at www.nasdr.com or the NASD BrokerCheck Hotline at 1-800-289-9999. An investment brochure describing the Public Disclosure Program is available from the NASD.

Dividends and Other Distributions

Each Fund generally distributes most or all of its net earnings in the form of dividends and capital gain distributions.  Each Fund distributes capital gains, if any, on an annual basis.  Dividends and distributions of each Fund are automatically reinvested in additional shares of the respective Class of the particular Fund, unless the shareholder elects to receive distributions in cash.

If a Reorganization Agreement is approved by shareholders of a Disappearing Fund, then as soon as practicable before the Closing Date, the Disappearing Fund will pay its shareholders a cash distribution of substantially all undistributed net investment income and undistributed realized net capital gains.

29

EXHIBIT B

ADDITIONAL INFORMATION ABOUT THE FUNDS

Form of Organization

Each Fund is a diversified series of ING Equity Trust, an open-end, management investment company organized as a Massachusetts business trust.  ING Equity Trust is governed by a Board of Trustees consisting of ten members.  For more information on the history of ING Equity Trust, see each Fund’s SAI.

Advisers

ING Investments, an Arizona limited liability company, serves as the investment adviser to each of the Funds. ING Investments has overall responsibility for the management of the Funds. ING Investments provides or oversees all investment advisory and portfolio management services for each Fund, and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Funds, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

ING Investments is registered with the SEC as an investment adviser. ING Investments is an indirect, wholly-owned subsidiary of ING Groep. ING Groep is one of the largest financial services organizations in the world with approximately 113,000 employees. Based in Amsterdam, ING Groep offers an array of banking, insurance and asset management services to both individual and institutional investors. ING Investments began investment management in April 1995 and serves as investment adviser to registered investment companies as well as structured finance vehicles.

As of June 30, 2006, ING Investments managed over $46 billion in assets.  The principal address of ING Investments is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.  ING Investments receives a monthly fee for its services based on the average daily net assets of each of the Funds.

Sub-Advisers

ING Investments has engaged a sub-adviser to provide the day-to-day management of each Fund.  ING Investments is responsible for monitoring the investment programs and performance of the sub-adviser.  Under the terms of the sub-advisory agreements, the agreement can be terminated by either ING Investments or a Fund’s Board.  In the event a sub-advisory agreement is terminated, the sub-adviser may be replaced subject to any regulatory requirements or ING Investments may assume day-to-day investment management of the Funds.

For information regarding the basis for the Board’s approval of portfolio management relationships, please refer to the annual shareholder report, dated May 31, 2006, for the Funds.  ING Investments has full investment discretion and ultimate authority to make all determinations with respect to the investment of the Funds’ assets and the purchase and sale of portfolio securities.

As noted in the section "Summary" above, Value Choice Fund is externally sub-advised by Tradewinds and David Iben, who will be responsible for the day-to-day management of the combined Fund after the Reorganizations and will manage the combined Fund under the same investment objective and strategies as Value Choice Fund; each Disappearing Fund is sub-advised by Brandes.  For more information on the sub-adviser for the Surviving Fund, please see the "Shareholder Guide" on page C-11.  The table below is designed to show you how a composite of similar mid-cap value investment accounts managed by Tradewinds performed over various periods in the past.

The Tradewinds Small/Mid Cap Value Composite is a composite of the performance of all actual fee-paying, fully discretionary small/mid cap value accounts having at least $2 million in net assets under management managed by Tradewinds for at least one month or 90% invested prior to the beginning of a calendar quarter beginning November 1, 2000. Each account in the composite has investment objectives, policies and strategies that are similar to those of Value Choice Fund. The accounts included in the composite may include separate accounts, registered mutual funds, private investments funds and other client accounts.

The table below shows the returns for the Tradewinds Small/Mid Cap Value Composite compared with the Russell Midcap® Value Index and the Russell Midcap® Index on an annual basis as of December 31, of prior years. This information is designed to demonstrate the historical track record of Tradewinds. It does not indicate how Value Choice Fund has performed or will perform in the future. Past performance is not a guarantee of future results.

Exhibit C

Board Considerations

In approving the Reorganizations, based upon their evaluation of all relevant information, the Board of Trustees considered that, following each Reorganization, shareholders of each Disappearing Fund will be invested in a professionally-managed portfolio that seeks long-term capital appreciation and invests in value-oriented securities.  In addition, the Board considered the following, among other factors, in recommending the proposed transaction:

•	The terms and conditions of the Reorganizations, including the potential benefits to shareholders of the Funds.

•	The historical performance of the Disappearing Funds and the Surviving Fund in relation to each other and their relevant benchmark indices.

•

The similarities and differences between the investment objectives, policies and restrictions of each Disappearing Fund with the Surviving Fund. In particular, the Board took into account the comparability of each Disappearing Fund with the Surviving Fund, including the value orientation of each Fund. The Board also considered the potential tax consequences and other costs to shareholders of the realignment of each Disappearing Fund with the Surviving Fund. The Board was informed by ING Investments that the preferred approach to effectuate each Reorganization was to liquidate all, or a significant portion of, the portfolio securities of each Disappearing Fund. The Board considered the costs of such liquidation and determined that such costs should be borne by shareholders of the respective Disappearing Fund prior to the Closing. The Board considered these costs in relation to the potential benefits to shareholders of each Disappearing Fund from the respective Reorganization.

•

The direct and indirect federal income taxation consequences of the Reorganizations on Fund shareholders, including that each Reorganization is intended to qualify for federal income tax purposes as a tax-free Reorganization.

•

The fees or expenses that will be borne directly or indirectly by the Funds in connection with the Reorganizations. In particular, the Board considered that ING Investments (or its affiliate) will bear half the cost of the Reorganizations and the Disappearing Funds will bear the other half of the expenses relating to the proposed Reorganizations.

•	The recent outflows experienced by the Disappearing Funds.

•	That the interest of existing shareholders of the Funds will not be diluted as a result of the Reorganizations.

•

The effects of the Reorganizations on annual Fund operating expenses and shareholder fees and services, including the gross and net expense ratios of the Disappearing Funds and the Surviving Fund before the Reorganizations and the estimated expense ratio of the combined Fund after the Reorganizations on a pro forma basis. The Board also considered the written expense limitation agreement in place between ING Investments and Value Choice Fund and approved extending the expense limitation agreement for the Surviving Fund if either Reorganization is approved by shareholders until August 1, 2009.

•

The relative annual rates of advisory fees payable by the Disappearing Funds and the Surviving Fund. The Board considered that the Surviving Fund will have a slightly higher management fee, but each proposed Reorganization is expected to result in the same or lower expenses for all Classes of each Disappearing Fund.

•	Whether participation in the Reorganizations is in the best interests of Fund shareholders.

•	The alternatives available to the Disappearing Funds.

The Board of Trustees also considered the future potential benefits to ING Investments in that its costs to administer the Funds may be reduced if the Reorganizations are approved.

The Trustees of each Disappearing Fund recommend that shareholders approve the Reorganizations with Value Choice Fund.

Tax Considerations

Each Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under Section 368 of the Code.  Accordingly, pursuant to this treatment, neither the Disappearing Funds nor their shareholders, nor the Surviving Fund nor its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreements.  As a condition to the closing of the Reorganizations, the Funds will receive an opinion from the law firm of Dechert LLP to the effect that each Reorganization will qualify as a tax-free reorganization for federal income tax purposes.  That opinion will be based in part upon certain assumptions and upon certain representations made by the Funds.

Immediately prior to the Reorganizations, each Disappearing Fund will pay a dividend or dividends which, together with all previous dividends, will have the effect of distributing to its shareholders all of each Disappearing Fund’s investment company taxable income for taxable years ending on or prior to each Reorganization (computed without regard to any deduction for dividends paid) and all of its net capital gain, if any, realized in taxable years ending on or prior to each Reorganization (after reduction for any available capital loss carryforward).  Such dividends will be included in the taxable income of each Disappearing Fund’s shareholders.

As of November 30, 2006, MidCap Value Fund and SmallCap Value Fund did not have any capital loss carryforwards.  Value Choice Fund had accumulated no capital loss carryforwards.  After the Reorganization, the losses of each Disappearing Fund generally will be available to Value Choice Fund to offset its capital gains, although a portion of the amount of these losses that may offset Value Choices Fund’s capital gains in any given year will be limited due to this Reorganization. The ability of Value Choice Fund to absorb losses in the future depends upon a variety of factors that cannot be known in advance, including the existence of capital gains against which these losses may be offset. In addition, the benefits of any of these various capital loss carryforwards currently are available only to pre-reorganization shareholders of each Fund. After the Reorganization, however, these benefits will inure to the benefit of all post-reorganization shareholders of Value Choice Fund.

Expenses of the Reorganizations

ING Investments (or its affiliate) will bear half the cost of the Reorganizations.  The Disappearing Funds will bear the other half of the expenses relating to the proposed Reorganizations, including, but not limited to, costs associated with preparation of each Registration Statement, printing and distributing the Proxy Statement/Prospectus and proxy materials, legal fees, accounting fees, securities registration fees, and expenses of holding the Special Meeting.  Of the expenses of the Reorganizations allocated to the Funds, each Fund will bear a pro rata portion based on its relative net asset value immediately before Closing.

27

EXHIBIT D

•                  the proposed Reorganizations are designed to reduce a redundancy in the ING Fund complex, thereby eliminating inefficiencies arising from having similar portfolios in the same fund group and confusion about overlapping funds;

•                  each Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization; accordingly, pursuant to this treatment, neither the Disappearing Funds nor their shareholders, nor the Surviving Fund nor its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreements;

•                  if shareholders approve either Reorganization, it is anticipated that each Disappearing Fund will liquidate all, or a significant portion of, its portfolio securities prior to the Closing to effectuate the Reorganization; such a liquidation will entail transaction costs and may result in the realization of taxable gains or losses to the respective Disappearing Fund shareholders;

•                  each Disappearing Fund, each which commenced operations on February 1, 2002, has a longer record of performance than the Surviving Fund, which commenced operations on February 1, 2005;

•                  Class Q Shareholders of each Disappearing Fund will experience different fees and expenses upon becoming Class A shareholders of the Surviving Fund*; however, the net expenses (1.50% for MidCap Value Fund vs. 1.50% for Value Choice Fund and 1.65% for SmallCap Value Fund vs. 1.50% for Value Choice Fund) will be the same or lower for Class Q shareholders after the Reorganization and the transition to Class A shares; Class Q shareholders will not be subject to a sales load in connection with future purchases of Class A shares of the Surviving Fund after the Reorganizations and the transition to Class A shares; and

•                  the Surviving Fund will have a slightly higher management fee (1.00% for the Surviving Fund versus 0.94% for each Disappearing Fund); however, the proposed Reorganization is expected to result in the same or lower net operating expenses per share for all Classes of each Disappearing Fund.

The gross and net operating expenses before and after the Reorganizations, expressed as an annual percentage of the average daily net asset value per share for Class A, Class B, Class C, Class I and Class Q shares of each Fund as of November 30, 2006, as adjusted per contractual changes, are as follows*:

Gross Expenses Before the Reorganizations

	Class A	Class B	Class C	Class I	Class Q
MidCap Value Fund	1.50%	2.25%	2.25%	1.25%	1.50%
SmallCap Value Fund	1.72%	2.47%	2.47%	1.40%	1.65%
Value Choice Fund	1.56%	2.31%	2.31%	1.25%	N/A

Net Expenses Before the Reorganizations (After Fee Waiver)

	Class A	Class B	Class C	Class I	Class Q
MidCap Value Fund	1.50%	2.25%	2.25%	1.25%	1.50%
SmallCap Value Fund	1.72%	2.47%	2.47%	1.40%	1.65%
Value Choice Fund(1)	1.50%	2.25%	2.25%	1.19%	N/A

After the Reorganizations: MidCap Value Fund only into Value Choice Fund Pro Forma (Unaudited)

	Class A	Class B	Class C	Class I	Class Q**
Gross estimated expenses of Surviving Fund	1.56%	2.31%	2.31%	1.31%	N/A
Net estimated expenses of Surviving Fund (After Fee Waiver)(2)	1.50%	2.25%	2.25%	1.25%	N/A

After the Reorganizations: SmallCap Value Fund only into Value Choice Fund Pro Forma (Unaudited)

	Class A	Class B	Class C	Class I	Class Q**
Gross estimated expenses of Surviving Fund	1.61%	2.36%	2.36%	1.34%	N/A
Net estimated expenses of Surviving Fund (After Fee Waiver)(2)	1.50%	2.25%	2.25%	1.23%	N/A

4

After the Reorganizations: Both Funds into Value Choice Fund Pro Forma (Unaudited)

	Class A	Class B	Class C	Class I	Class Q**
Gross estimated expenses of Surviving Fund	1.58%	2.33%	2.33%	1.33%	N/A
Net estimated expenses of Surviving Fund (After Fee Waiver)(2)	1.50%	2.25%	2.25%	1.25%	N/A

(1)                                  ING Investments has entered into a written expense limitation agreement with Value Choice Fund, under which it will limit expenses of the Fund, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments within three years. The expense limits will continue through at least October 1, 2007. The expense limitation agreement is contractual and shall renew automatically for one-year terms, unless ING Investments provides written notice of termination of the expense limitation agreement within ninety (90) days of the end of the then current term or upon termination of the investment management agreement. Pursuant to this expense limitation agreement, the expense limits for Value Choice Fund are 1.50%, 2.25%, 2.25% and 1.25% for Class A, Class B, Class C and Class I shares, respectively, excluding interest, taxes, brokerage and extraordinary expenses. The Board of Trustees has approved extending the expense limitation agreement for the Surviving Fund if either Reorganization is approved by shareholders until October 1, 2009. There is no assurance that the expense limitation agreement will remain in effect after this date.

(2)                                  Net Expenses after the Reorganization do not reflect short-term nonrecurring reorganization expenses. For more information, see “Comparison of Fees and Expenses - Annual Fund Operating Expenses.”

*                                         For a complete description and comparison of the fees for the Surviving Fund and each Disappearing Fund and pro forma fees giving effect to the proposed transaction, see “Comparison of Fees and Expenses – Annual Fund Operating Expenses.”

**                                  Class Q shares currently have a lower front-end sales charge than Class A shares. Class Q shareholders of each Disappearing Fund that are transitioned to Class A shares of the Surviving Fund in the Reorganization are not subject to sales charges on future purchases of  Class A shares of the Surviving Fund for the life of their account.

Approval of each Reorganization Agreement requires the affirmative vote, if a quorum is present, of a majority of the shares voted in person or by proxy.  The holders of a majority of outstanding shares present in person or by proxy shall constitute a quorum at any meeting of the shareholders.

After careful consideration, the Board of Trustees of Each Disappearing Fund unanimously approved the proposed ReorganizationS.  The Board recommends that you vote “FOR” the proposed ReorganizationS.

5

EXHIBIT E

You would pay the following expenses if you did not redeem your shares:

	MidCap Value Fund				SmallCap Value Fund
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class B*	$228	$703	$1,205	$2,396	$250	$770	$1,316	$2,621
Class C	$228	$703	$1,205	$2,586	$250	$770	$1,316	$2,806

	Value Choice Fund				Value Choice Fund Pro Forma: the MidCapValue Fund Only**
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class B*	$228	$716	$1,230	$2,453	$228	$703	$1,218	$2,443
Class C	$228	$716	$1,230	$2,641	$228	$703	$1,218	$2,631

	Value Choice Fund Pro Forma: SmallCap Value Fund Only**				Value Choice Fund Pro Forma: the Funds Combined**
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Class B*(1)	$228	$703	$1,229	$2,482	$228	$703	$1,222	$2,459
Class C(1)	$228	$703	$1,229	$2,669	$228	$703	$1,222	$2,646

(1)	The examples reflect the contractual expense limits for the one- and three-year period and the first three years of the five- and ten-year periods.
*	The ten-year calculations for Class B shares assume conversion of the Class B shares to Class A shares at the end of the eighth year following the date of purchase.
**	Estimated.
***	Class Q shares of each Disappearing Fund will convert to Class A shares of the Surviving Fund in the Reorganization.

Sale of Securities Prior to Closing

If shareholders approve either Reorganization, it is anticipated that each Disappearing Fund will liquidate all, or a significant portion of, its portfolio securities prior to the Closing to effectuate the Reorganization. Such a liquidation will entail transaction costs and may result in the realization of taxable gains or losses to the respective Disappearing Fund shareholders. It is anticipated that the Disappearing Fund will engage a transition manager (or alternatively ING Investments or the Sub-Adviser) to liquidate the securities of the Disappearing Fund, as instructed by the Board, in a manner that is in the best interest of shareholders of the Disappearing Fund.  Following the liquidation, each Disappearing Fund may temporarily invest up to 100% of its assets in either (i) high quality debt securities, including short-term money market instruments; or (ii) futures or other derivatives to permit investors to have exposure to the equity markets. To the extent that the Disappearing Fund invests in these instruments, it will not be pursuing its investment objective by investing in equity securities.

Shareholders should review the discussion in “Tax Considerations” below and consult their tax advisors regarding the effect, if any, of the respective Reorganization in light of their individual circumstances.

Key Differences in Rights of the Shareholders of each Disappearing Fund and the Surviving Fund

Each Fund is organized as a series of ING Equity Trust, a Massachusetts business trust, and is governed by the same Declaration of Trust. As such, there are no key differences in the rights of shareholders of the Funds.

25

EXHIBIT F

•                  the proposed Reorganizations are designed to reduce a redundancy in the ING Fund complex, thereby eliminating inefficiencies arising from having similar portfolios in the same fund group and confusion about overlapping funds;

•                  each Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization; accordingly, pursuant to this treatment, neither the Disappearing Funds nor their shareholders, nor the Surviving Fund nor its shareholders, are expected to recognize any gain or loss for federal income tax purposes from the transactions contemplated by the Reorganization Agreements;

•      if shareholders approve either Reorganization, it is anticipated that each Disappearing Fund will liquidate all, or a significant portion of, its portfolio securities prior to the Closing to effectuate the Reorganization; such a liquidation will entail transaction costs and may result in the realization of taxable gains or losses to the respective Disappearing Fund shareholders;

•                  each Disappearing Fund, each which commenced operations on February 1, 2002, has a longer record of performance than the Surviving Fund, which commenced operations on February 1, 2005;

•                  Class Q Shareholders of each Disappearing Fund will experience different fees and expenses upon becoming Class A shareholders of the Surviving Fund*; however, the net expenses (1.50% for MidCap Value Fund vs. 1.50% for Value Choice Fund and 1.65% for SmallCap Value Fund vs. 1.50% for Value Choice Fund) will be the same or lower for Class Q shareholders after the Reorganization and the transition to Class A shares; Class Q shareholders will not be subject to a sales load in connection with future purchases of Class A shares of the Surviving Fund after the Reorganizations and the transition to Class A shares; and

•                  the Surviving Fund will have a slightly higher management fee (1.00% for the Surviving Fund versus 0.94% for each Disappearing Fund); however, the proposed Reorganization is expected to result in the same or lower net operating expenses per share for all Classes of each Disappearing Fund.

The gross and net operating expenses before and after the Reorganizations, expressed as an annual percentage of the average daily net asset value per share for Class A, Class B, Class C, Class I and Class Q shares of each Fund as of November 30, 2006, as adjusted per contractual changes, are as follows*:

Gross Expenses Before the Reorganizations

	Class A	Class B	Class C	Class I	Class Q
MidCap Value Fund	1.50%	2.25%	2.25%	1.25%	1.50%
SmallCap Value Fund	1.72%	2.47%	2.47%	1.40%	1.65%
Value Choice Fund	1.56%	2.31%	2.31%	1.25%	N/A

Net Expenses Before the Reorganizations (After Fee Waiver)

	Class A	Class B	Class C	Class I	Class Q
MidCap Value Fund	1.50%	2.25%	2.25%	1.25%	1.50%
SmallCap Value Fund	1.72%	2.47%	2.47%	1.40%	1.65%
Value Choice Fund(1)	1.50%	2.25%	2.25%	1.19%	N/A

After the Reorganizations: MidCap Value Fund only into Value Choice Fund Pro Forma (Unaudited)

	Class A	Class B	Class C	Class I	Class Q**
Gross estimated expenses of Surviving Fund	1.56%	2.31%	2.31%	1.31%	N/A
Net estimated expenses of Surviving Fund (After Fee Waiver)(2)	1.50%	2.25%	2.25%	1.25%	N/A

After the Reorganizations: SmallCap Value Fund only into Value Choice Fund Pro Forma (Unaudited)

	Class A	Class B	Class C	Class I	Class Q**
Gross estimated expenses of Surviving Fund	1.61%	2.36%	2.36%	1.34%	N/A
Net estimated expenses of Surviving Fund (After Fee Waiver)(2)	1.50%	2.25%	2.25%	1.23%	N/A

4

EXHIBIT G

STATEMENTS OF OPERATIONS for the twelve months ended November 30, 2006 (Unaudited)

						ING Value
	ING	ING	ING			Choice Fund
	MidCap Value	SmallCap Value	Value Choice	Pro Forma		Pro Forma
	Fund	Fund	Fund*	Adjustments		Combined
INVESTMENT INCOME:
Dividends, net of foreign taxes withheld#	$835,485	$724,835	$791,438			$2,351,758
Interest	67,362	44,045	1,010,750			1,122,157
Securities lending income	178,195	348,083	36,218			562,496
Total investment income	1,081,042	1,116,963	1,838,406	—		4,036,411

EXPENSES:
Investment management fees	924,035	721,960	764,799	71,771	(A)	2,482,565
Distribution and service fees:
Class A	108,864	91,092	117,853	130	(B)	317,939
Class B	257,823	159,281	63,712			480,816
Class C	265,251	221,368	217,468			704,087
Class Q	35	95	—	(130	)(B)	—
Transfer agent fees:
Class A	68,411	59,490	50,306	56	(B)	178,263
Class B	40,543	26,273	6,716			73,532
Class C	41,711	36,236	23,399			101,346
Class I	2,075	105	518			2,698
Class Q	18	33	—	(56	)(B)	(5)
Administrative service fees	97,114	74,660	76,479			248,253
Shareholder reporting expense	31,994	37,710	14,881	(17,425	)(C)	67,160
Registration fees	74,085	61,400	50,038	(33,870	)(C)	151,653
Professional fees	21,036	22,310	6,248	(10,840	)(C)	38,754
Custody and accounting expense	15,372	11,421	14,976	(6,700	)(C)	35,069
Trustee fees	5,871	5,475	1,389	(2,835	)(C)	9,900
Offering expense	—	—	10,009			10,009
Interest expense	4,020	8,989	—			13,009
Miscellaneous expense	6,765	9,415	5,300	(4,045	)(C)	17,435
Total expenses	1,965,023	1,547,313	1,424,091	(3,944)		4,932,483
Less:
Net waived and reimbursed/recouped fees	—	—	(66,178)	(264,500	)(A)	(330,678)
Brokerage commission recapture	(7,738)	(3,776)	(20,222)	—		(31,736)
Net expenses	1,957,285	1,543,537	1,337,691	(268,444)		4,570,069
Net investment income (loss)	(876,243)	(426,574)	500,715	268,444		(533,658)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on investments	3,242,903	(3,828,541)	3,869,182			3,283,544
Net change in unrealized appreciation or depreciation on investments	10,526,755	8,321,801	16,975,055			35,823,611
Net realized and unrealized gain on investments	13,769,658	4,493,260	20,844,237			39,107,155
Increase in net assets resulting from operations	$12,893,415	$4,066,686	$21,344,952	$268,444		$38,573,497

# Foreign taxes	$8,835	$2,158	$23,880	$—	$34,873

*	Formerly known as ING MidCap Value Choice Fund.
(A)	Reflects adjustment in expenses due to effects of new contractual rates.
(B)	Reflects adjustment in expenses due to merging Class Q into Class A.
(C)	Reflects adjustment in expenses due to elimination of duplicative services.

See Accompanying Notes to Financial Statements

EXHIBIT H

PORTFOLIOS OF INVESTMENTS as of November 30, 2006

ING MidCap Value Fund	ING SmallCap Value Fund	ING Value Choice Fund(A)	ING Value Choice Fund Pro Forma (Unaudited)					ING MidCap Value Fund	ING SmallCap Value Fund	ING Value Choice Fund	ING Value Choice Fund Pro Forma (Unaudited)
Share								Value
COMMON STOCK:						81.0%
					Aerospace/Defense:		0.1%
—	—	16,000	16,000	@	Orbital Sciences Corp.			—	—	289,920	289,920
								—	—	289,920	289,920

					Agriculture:		0.0%
—	—	600	600		Archer—Daniels—Midland Co.			—	—	21,060	21,060
								—	—	21,060	21,060

					Auto Manufacturers:		0.3%
—	64,600	—	64,600		Wabash National Corp.**			—	949,620	—	949,620
								—	949,620	—	949,620

					Auto Parts & Equipment:		10.9%
99,060	104,470	—	203,530		American Axle & Manufacturing Holdings, Inc.			1,812,798	1,911,801	—	3,724,599
196,910	149,467	—	346,377	L	ArvinMeritor, Inc.**			3,408,512	2,587,274	—	5,995,786
133,700	120,270	—	253,970		Cooper Tire & Rubber Co.**			1,768,851	1,591,172	—	3,360,023
381,310	261,100	—	642,410	@, L	Dana Corp.**			625,348	428,204	—	1,053,552
1,010,570	—	—	1,010,570	@, L	Delphi Corp.**			2,496,108	—	—	2,496,108
177,155	98,169	—	275,324	@,L	Goodyear Tire & Rubber Co.			2,985,062	1,654,148	—	4,639,210
93,400	65,390	—	158,790	L	Lear Corp.			2,890,730	2,023,821	—	4,914,551
—	—	20,800	20,800	@@	Magna International, Inc.			—	—	1,598,688	1,598,688
—	104,090	—	104,090		Superior Industries International**			—	2,053,696	—	2,053,696
284,915	269,850	—	554,765	@,L	Visteon Corp.**			2,290,717	2,169,594	—	4,460,311
								18,278,126	14,419,710	1,598,688	34,296,524

					Banks:		1.7%
22,000	105,590	—	127,590	@@,L	First Bancorp.**			220,440	1,058,012	—	1,278,452
75,300	—	—	75,300	@@, L	Popular, Inc.**			1,332,810	—	—	1,332,810
337,900	106,080	—	443,980	@@	W Holding Co., Inc.**			2,074,706	651,331	—	2,726,037
								3,627,956	1,709,343	—	5,337,299

					Chemicals:		3.7%
—	—	24,600	24,600		Aceto Corp.			—	—	209,100	209,100
372,160	15,200	—	387,360		Chemtura Corp.			3,602,509	147,136	—	3,749,645
147,430	—	—	147,430	@,L	Huntsman Corp.**			2,566,756	—	—	2,566,756
—	—	119,800	119,800	@	Mosaic Co.			—	—	2,551,740	2,551,740
—	49,330	26,600	75,930		Sensient Technologies Corp.			—	1,175,534	633,878	1,809,412
—	143,620	—	143,620		Wellman, Inc.**			—	505,542	—	505,542
								6,169,265	1,828,212	3,394,718	11,392,195

					Coal:		0.5%
—	—	34,100	34,100		Peabody Energy Corp.			—	—	1,568,941	1,568,941
								—	—	1,568,941	1,568,941

					Commercial Services:		1.4%
73,550	—	—	73,550		Deluxe Corp.**			1,810,801	—	—	1,810,801
—	33,440	—	33,440		Kelly Services, Inc.**			—	974,442	—	974,442
—	—	29,200	29,200	@@, L	Toppan Printing Co., Ltd. ADR			—	—	1,569,132	1,569,132
								1,810,801	974,442	1,569,132	4,354,375

					Cosmetics/Personal Care:		0.5%
—	—	5,900	5,900	@@	Kao Corp. ADR			—	—	1,591,630	1,591,630
								—	—	1,591,630	1,591,630

					Computers:		3.0%
181,487	—	—	181,487	@	BISYS Group, Inc.**			2,176,029	—	—	2,176,029
705,400	907,960	—	1,613,360	@,L	Gateway, Inc.**			1,340,260	1,725,124	—	3,065,384
33,980	—	—	33,980	@	Synopsys, Inc.**			868,189	—	—	868,189
445,730	—	—	445,730	@	Unisys Corp.**			3,213,713	—	—	3,213,713
								7,598,191	1,725,124	—	9,323,315

					Distribution/Wholesale:		0.5%
—	—	8,800	8,800	L	CDW Corp.			—	—	620,400	620,400
—	—	25,400	25,400	@	Tech Data Corp.			—	—	1,062,228	1,062,228
								—	—	1,682,628	1,682,628

					Diversified Financial Services:		1.3%
—	—	151,900	151,900	@@	Acom Co., Ltd. ADR			—	—	1,434,878	1,434,878
—	127,250	—	127,250	@@	Doral Financial Corp.**			—	515,363	—	515,363
—	—	123,900	123,900	@@	Promise Co., Ltd. ADR			—	—	2,131,861	2,131,861
								—	515,363	3,566,739	4,082,102

					Electric:		5.4%
—	—	18,700	18,700		Alliant Energy Corp.			—	—	727,430	727,430
—	—	15,000	15,000		Ameren Corp.			—	—	820,650	820,650
—	—	19,100	19,100		American Electric Power Co., Inc.			—	—	792,841	792,841
—	—	150,000	150,000	@@, L	Centrais Eletricas Brasileiras SA ADR			—	—	1,594,080	1,594,080
—	—	45,600	45,600	L	DTE Energy Co.			—	—	2,147,304	2,147,304
206,859	—	—	206,859	@	Dynegy, Inc.**			1,395,617	—	—	1,395,617
—	—	24,500	24,500	@@	Energias de Portugal SA ADR			—	—	1,160,810	1,160,810
—	—	24,600	24,600		Idacorp, Inc.			—	—	983,754	983,754

—	—	6,300	6,300	@@	Korea Electric Power Corp. ADR		—	—	135,387	135,387
162,000	—	—	162,000	L, X	Mirant Corp.		—	—	—	—
—	—	15,400	15,400	@,L	NRG Energy, Inc.		—	—	876,568	876,568
—	—	61,600	61,600		PNM Resources, Inc.		—	—	1,891,120	1,891,120
—	—	1,100	1,100	L	Progress Energy, Inc.		—	—	52,547	52,547
—	—	160,500	160,500		Puget Energy, Inc.		—	—	3,986,820	3,986,820
							1,395,617	—	15,169,311	16,564,928

					Electronics:	4.3%
219,680	223,780	—	443,460	@, L	Kemet Corp.**		1,614,648	1,644,783	—	3,259,431
—	—	12,900	12,900	@	OSI Systems, Inc.		—	—	244,971	244,971
—	—	88,100	88,100	@, @ @, #, L	Samsung SDI Co., Ltd. GDR		—	—	1,571,264	1,571,264
774,810	207,150	—	981,960	@	Sanmina–SCI Corp.		2,866,797	766,455	—	3,633,252
1,081,072	145,390	—	1,226,462	@	Solectron Corp.		3,599,970	1,052,624	—	4,652,594
							8,081,415	3,463,862	1,816,235	13,361,512

					Engineering & Construction:	0.5%
—	—	48,800	48,800	@	Shaw Group, Inc.		—	—	1,458,632	1,458,632
							—	—	1,458,632	1,458,632

					Environmental Control:	0.8%
—	—	185,000	185,000	@,L	Allied Waste North America, Inc.		—	—	2,345,800	2,345,800
							—	—	2,345,800	2,345,800

					Food:	9.3%
—	111,400	—	111,400	L	Chiquita Brands International, Inc.		—	1,593,020	—	1,593,020
170,530	101,610	—	272,140		Del Monte Foods Co.		1,925,284	1,147,177	—	3,072,461
—	212,460	—	212,460	@	Interstate Bakeries		—	594,888	—	594,888
—	—	27,200	27,200		Kroger Co.		—	—	583,712	583,712
91,741	—	—	91,741	L	Pilgrim’s Pride Corp.		2,341,230	—	—	2,341,230
59,980	—	—	59,980	L	Safeway, Inc.		1,847,984	—	—	1,847,984
—	—	108,500	108,500		Sara Lee Corp.		—	—	1,798,930	1,798,930
—	—	143,200	143,200	@	Smithfield Foods, Inc.		—	—	3,777,616	3,777,616
48,173	—	65,611	113,784		Supervalu, Inc.		1,650,407	—	2,247,833	3,898,240
153,400	—	426,100	579,500		Tyson Foods, Inc.		2,437,526	—	6,770,729	9,208,255
							10,202,431	3,335,085	15,178,820	28,716,336

					Forest Products & Paper:	3.0%
—	—	153,400	153,400		Bowater, Inc.		—	—	3,344,120	3,344,120
—	—	61,300	61,300	@, L	Buckeye Technologies, Inc.		—	—	719,662	719,662
—	—	350,400	350,400	@, @@, L	Domtar, Inc.		—	—	2,515,872	2,515,872
—	—	170,800	170,800		Wausau–Mosinee Paper Corp.		—	—	2,555,168	2,555,168
							—	—	9,134,822	9,134,822

					Hand/Machine Tools:	0.3%
—	57,120	—	57,120		LS Starrett Co**		—	891,643	—	891,643
							—	891,643	—	891,643

					Healthcare–Services:	1.7%
—	—	50,200	50,200	@, L	Apria Healthcare Group, Inc.		—	—	1,253,494	1,253,494
549,240	—	—	549,240	@, L	Tenet Healthcare Corp.		3,894,112	—		3,894,112
							3,894,112	—	1,253,494	5,147,606

					Home Builders:	0.9%
—	143,729	—	143,729		Coachmen Industries, Inc.**		—	1,575,270	—	1,575,270
—	—	29,400	29,400		Levitt Corp.		—	—	366,324	366,324
—	200,900	—	200,900	@	National RV Holdings, Inc.**		—	683,060	—	683,060
—	—	11,100	11,100	@@	Sekisui House Ltd. ADR		—	—	168,053	168,053
							—	2,258,330	534,377	2,792,707

					Home Furnishings:	0.9%
—	49,290	—	49,290		La–Z–Boy, Inc.**		—	580,636	—	580,636
13,904	11,968	—	25,872		Whirlpool Corp.**		1,186,011	1,020,870	—	2,206,881
							1,186,011	1,601,506	—	2,787,517

					Household Products/Wares:	1.2%
89,670	61,700	—	151,370	L	American Greetings Corp.		2,135,043	1,469,077	—	3,604,120
							2,135,043	1,469,077	—	3,604,120

					Insurance:	2.2%
—	—	4,200	4,200		AON Corp.		—	—	149,856	149,856
60,000	—	—	60,000	@,L	Conseco, Inc.**		1,193,400	—	—	1,193,400
—	24,213	—	24,213		Kansas City Life Insurance Co.**		—	1,247,938	—	1,247,938
—	109,428	—	109,428	@	KMG America Corp.**		—	919,195	—	919,195
63,070	76,310	—	139,380		Phoenix Cos., Inc.**		1,018,581	1,232,407	—	2,250,988
—	105,107	—	105,107	@	PMA Capital Corp.		—	932,299	—	932,299
							2,211,981	4,331,839	149,856	6,693,676

					Leisure Time:	0.4%
—	84,346	—	84,346	@	K2, Inc.**		—	1,140,358	—	1,140,358
							—	1,140,358	—	1,140,358

					Machinery–Diversified:	3.8%
—	—	158,700	158,700	@, L	AGCO Corp.		—	—	4,956,201	4,956,201
—	—	2,700	2,700		Alamo Group, Inc.		—	—	62,208	62,208
83,220	31,166	—	114,386		Briggs & Stratton Corp.		2,254,430	844,287	—	3,098,717
—	—	3,800	3,800	@@, L	CNH Global NV		—	—	109,440	109,440
—	—	15,700	15,700		Lindsay Manufacturing Co.		—	—	540,865	540,865
—	—	700	700	@@	Metso Oyj		—	—	32,424	32,424
—	147,256	37,600	184,856	@, L	Tecumseh Products Co		—	2,341,370	609,496	2,950,866
							2,254,430	3,185,657	6,310,634	11,750,721

					Media:		2.0%
56,730	—	—	56,730		McClatcby Co.			2,363,939	—	—	2,363,939
78,140	—	—	78,140	L	New York Times Co.**			1,886,300	—	—	1,886,300
—	—	54,900	54,900	@,L	Scholastic Corp.			—	—	1,829,268	1,829,268
								4,250,239	—	1,829,268	6,079,507

					Mining:		10.3%
—	—	158,400	158,400	@@	Alumina Ltd. ADR			—	—	3,169,584	3,169,584
—	—	109,050	109,050	@@,L	Anglogold Ashanti Ltd. ADR			—	—	5,258,391	5,258,391
—	—	326,800	326,800	@,L	Apex Silver Mines Ltd.			—	—	5,725,536	5,725,536
—	—	12,200	12,200	@,@ @, L	Banro Corp.			—	—	153,720	153,720
—	—	77,495	77,495	@@	Barrick Gold Corp.			—	—	2,436,443	2,436,443
—	—	508,200	508,200	@,@ @, L	Bema Gold Corp.			—	—	2,759,526	2,759,526
—	—	64,100	64,100	@,@@	Crystallex International Corp.			—	—	238,452	238,452
—	—	79,600	79,600	@,@ @, L	Eldorado Gold Corp.			—	—	445,760	445,760
—	—	84,700	84,700	@,@@	Entree Gold, Inc.			—	—	127,897	127,897
—	—	14,400	14,400	@,@@	Gammon Lake Resources, Inc.			—	—	218,736	218,736
—	—	11,600	11,600	@@, L, X	Impala Platinum Holdings Ltd. ADR			—	—	289,420	289,420
—	—	215,500	215,500	@,@ @, L	Ivanhoe Mines Ltd.			—	—	1,991,220	1,991,220
—	—	174,000	174,000	@,@@	Lahir Gold Ltd. ADR			—	—	4,247,340	4,247,340
—	—	215,200	215,200	@,@@	Newcrest Mining Ltd. ADR			—	—	4,398,451	4,398,451
—	—	47,800	47,800	@,@@	Orezone Resources, Inc.			—	—	72,178	72,178
—	—	2,500	2,500	@@	Nexen, Inc.			—	—	31,532,654	31,532,654

					Oil & Gas:		0.0%
								—	—	137,025	137,025
								—	—	137,025	137,025

					Oil & Gas Services:		0.7%
—	—	29,400	29,400	@@, L	Technip SA ADR			—	—	2,073,876	2,073,876
								—	—	2,073,876	2,073,876

					Retail:		0.8%
—	44,600	—	44,600	@	Cost Plus, Inc.**			—	480,342	—	480,342
—	12,631	—	12,631	@	Jo–Ann Stores, Inc.**			—	249,210	—	249,210
—	151,210	—	151,210		Pier 1 Imports, Inc.**			—	1,005,547	—	1,005,547
—	87,060	—	87,060	@	Sharper Image Corp.**			—	843,611	—	843,611
								—	2,578,710	—	2,578,710

					Semiconductors:		1.5%
134,129	110,610	—	244,739	@,L	Agere Systems, Inc.**			2,403,592	1,982,131	—	4,385,723
—	324,700	—	324,700	@	ESS Technology**			—	386,393	—	386,393
								2,403,592	2,368,524	—	4,772,116

					Software:		0.4%
—	231,600	—	231,600	@	Borland Software Corp.**			—	1,225,164	—	1,225,164
								—	1,225,164	—	1,225,164

					Telecommunications:		4.2%
488,610	283,410	—	772,020	@,L	3Com Corp.**			2,047,276	1,187,488	—	3,234,764
—	426,016	—	426,016	@	Adaptec, Inc.**			—	1,857,430	—	1,857,430
460,580	197,293	—	657,873	@	Cincinnati Bell, Inc.**			2,081,822	891,764	—	2,973,586
—	—	40,500	40,500	@@	KT Corp. ADR			—	—	1,028,700	1,028,700
266,100	182,210	—	448,310	@,L	Utstarcom, Inc.**			2,362,965	1,618,023	—	3,980,988
								6,492,063	5,554,705	1,028,700	13,075,468

					Transportation:		2.4%
—	—	83,600	83,600		CSX Corp.			—	—	2,997,896	2,997,896
—	—	34,100	34,100	L	Genco Shipping & Trading Ltd.			—	—	809,875	809,875
—	—	59,500	59,500	@@	Navies Maritime Holdings, Inc.			—	—	314,160	314,160
—	—	82,500	82,500	@@	Stolt-Nielsen SA ADR			—	—	2,532,747	2,532,747
—	—	7,769	7,769	@@, L	TNT NV ADR			—	—	326,065	326,065
—	—	5,700	5,700		Union Pacific Corp.			—	—	515,964	515,964
								—	—	7,496,707	7,496,707

					Water:		0.3%
—	—	27,900	27,900	@@,L	Cia de Saneamento Basico do Estado de Sao Paulo			—	—	837,000	837,000
								—	—	837,000	837,000
					Total Common Stock			81,991,273	55,526,274	113,570,667	251,088,214
					(Cost $)			93,568,597	64,755,124	95,194,910	253,518,631
WARRANTS:						0.1%
					Electric:		0.1%
14,097	—	—	14,097		Mirant Corp.**			169,164	—	—	169,164

					Total Warrants			169,164	—	—	169,164
					(Cost $)			502,410	—	—	502,410

Principal
Amount								Value
CONVERTIBLE BONDS:						5.0%
					Aerospace/Defense:		1.1%
$ —	$—	$ 3,820,000	$ 3,820,000	C	EDO Corp., 4.000%, due 11/15/25			$ —	$ —	$ 3,624,225	$ 3,624,225
								—	—	3,624,225	3,624,225

					Airlines:		0.6%
—	—	1,820,000	1,820,000	C, L	JetBlue Airways Corp., 3.500%, due 07/15/33			—	—	1,747,200	1,747,200
								—	—	1,747,200	1,747,200

					Computers:		0.1%
—	—	290,000	290,000	C	Quantum Corp., 4.375%, due 08/01/10			—	—	262,813	262,813
								—	—	262,813	262,813

					Electrical Components & Equipment		0.7%
—	—	2,639,100	2,639,100	C	GrafTech International Ltd., 1.625%, due 01/15/24			-—	—	2,187,154	2,187,154
								—	—	2,187,154	2,187,154

					Electronics:		0.2%
—	—	172,000	172,000	C	FEI Co., 5.500%, due 08/15/08			—	—	171,785	171,785
—	—	488,000	488,000	C	SCI Systems, Inc., 3.000%, due 03/15/07			—	—	485,560	485,560
								—	—	657,345	657,345

					Environmental Control:		0.4%
—	—	1,141,000	1,141,000	C	Allied Waste North America, Inc., 4.250%, due 04/15/34			—	—	1,091,081	1,091,081
								—	—	1,091,081	1,091,081

					Media:		0.7%
—	—	2,022,000	2,022,000	C	EchoStar Communications Corp., 5.750%, due 05/15/08			—	—	2,062,440	2,062,440
								—	—	2,062,440	2,062,440

					Mining:		0.4%
—	—	379,000	379,000	@@,C	Apex Silver Mines Ltd., 2.875%, due 03/15/24			—	—	335,415	335,415
—	—	862,000	862,000	C	Coeur d'Alene Mines Corp., 1.250%, due 01/15/24			—	—	860,923	860,923
								—	—	1,196,338	1,196,338

					Semiconductors:		0.6%
—	—	655,000	655,000	C	Axcelis Technologies, Inc., 4.250%, due 01/15/07			—	—	654,383	654,383
—	—	845,000	845,000		Credence Systems Corp., 1.500%, due 05/15/08			—	—	774,231	774,231
—	—	180,000	180,000	C	International Rectifier Corp., 4.250%, due 07/15/07			—	—	179,325	179,325
—	—	356,000	356,000	C	Triquint Semiconductor, Inc., 4.000%, due 03/01/07			—	—	355,110	355,110
								—	—	1,963,049	1,963,049

					Telecommunications:		0.2%
—	—	617,000	617,000	C, L	Adaptec, Inc., 0.750%, due 12/22/23			—	—	559,928	559,928
								—	—	559,928	559,928

					Total Convertible Bonds		5.0%	—	—	15,351,573	15,351,573
					(Cost $)			—	—	14,764,020	14,764,020

					Total Long-Term Investments			82,160,437	55,526,274	128,922,240	266,608,951
					(Cost $)			94,071,007	64,755,124	109,958,930	268,785,061

SHORT—TERM INVESTMENTS:						27.9%
					U.S. Government Agency Obligation		11.5%
1,765,000	219,000	33,718,000	35,702,000		Federal Home Loan Bank, 4.980%, due 12/01/06			1,764,756	218,970	33,713,336	35,697,062

					Total U.S. Government Agency Obligation			1,764,756	218,970	33,713,336	35,697,062
					(Cost $)			1,764,756	218,970	33,713,336	35,697,062

					Securities Lending CollateralCC:		16.4%
24,719,658	—	25,802,088	50,521,746		The Bank of New York Institutional Cash Reserve Fund			24,719,658	—	25,802,088	50,521,746

					Total Securities Lending Collateral			24,719,658	—	25,802,088	50,521,746
					(Cost $)			24,719,658	—	25,802,088	50,521,746

					Total Short-Term Investments			26,484,414	218,970	59,515,424	86,218,808
					(Cost $)			26,484,414	218,970	59,515,424	86,218,808

					Total Investments in Securities		114.0%	108,644,851	55,745,244	188,437,664	352,827,759
					(Cost $)			120,555,421	64,974,094	169,474,354	355,003,869

					Other Assets and Liabilities - Net		(14.0)	(24,777,793)	1,614,171	(20,224,340)	(43,387,762)

					Net Assets (Prior Pro Forma Adjustments)		100.0%	83,867,058	57,359,415	168,213,524	309,439,997
					Pro Forma Adjustments			—	—	—	—

					Net Assets (After Pro Forma Adjustments)		100.0%	83,867,058	57,359,415	168,213,524	309,439,997

(A)	Formerly known as ING MidCap Value Choice Fund.
@	Non-income producing security
@@	Foreign Issuer
ADR	American Depositary Receipt
GDR	Global Depositary Receipt
#

Securities with purchases pursuant to Rule 144A, under the Securities Act of 1933 and may not be resold subject to that rule except to qualified institutional buyers. These securities have been determined to be liquid under the guidelines established by the Funds’ Board of Directors/Trustees.

C	Bond may be called prior to maturity date.
cc	Securities purchased with cash collateral for securities loaned.
L	Loaned security, a portion or all of the security is on loan at November 30, 2006.
X	Fair value determined by ING Funds Valuation Committee appointed by the Funds'
Board of Directors/Trustees.
*	Cost for federal income tax purposes is	$120,555,421	$65,297,796	$169,564,708	$355,417,925
Net unrealized appreciation/depreciation consists of:
	Gross Unrealized Appreciation	$5,652,833	$5,633,283	$19,900,633	$31,186,749
	Gross Unrealized Depreciation	(17,563,403)	(15,185,835)	(1,027,677)	$(33,776,915)
	Net Unrealized Appreciation/Depreciation	$(11,910,570)	$(9,552,552)	$18,872,956	$(2,590,166)
**	If the Reorganization is approved, the portfolio security is expected to be sold prior to the Reorganization.

See Accompanying Notes to Financial Statements